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                                                                  Exhibit (d)(2)

                              AMENDMENT NUMBER ONE
                                     TO THE
                         INVESTMENT ADVISORY AGREEMENT


This Amendment Number One, dated June 1, 2005, to the Investment Advisory Agreement dated May 31, 1997 (the "Agreement") by and between Van Kampen High Yield Fund (formerly known as Van Kampen High Income Corporate Bond Fund), a Delaware statutory trust (the "Fund"), and Van Kampen Asset Management (the "Adviser," successor in interest of Van Kampen Asset Management, Inc.), a Delaware statutory trust, hereby amends the terms and conditions of the Agreement in the manner specified herein.

                               W I T N E S S E T H

WHEREAS, the Board of Trustees of the Fund at a meeting held on May 25, 2005 has approved a change in the investment advisory fee payable by the Fund to the Adviser; and

WHEREAS, the parties desire to amend and restate Section 3 of the Agreement relating to the investment advisory fee.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Agreement, as follows:

Section 3 of the Agreement is hereby deleted in its entirety and replaced with the following:

3. Compensation Payable to the Adviser.

The Fund shall pay to the Adviser, as compensation for the services rendered, facilities furnished and expenses paid by the Adviser, a monthly fee computed at the following annual rate:


AVERAGE DAILY                              FEE AS A PERCENT PER ANNUM
NET ASSETS                                 OF AVERAGE DAILY NET ASSETS
------------------                         ---------------------------
First $500 million                                    0.420%
Next  $250 million                                    0.345%
Next  $250 million                                    0.295%
Next  $1 billion                                      0.270%
Next  $1 billion                                      0.245%
Over  $3 billion                                      0.220%


Average daily net assets shall be determined by taking the average of the net assets for each business day during a given calendar month calculated in the manner provided in the Fund's Declaration of Trust. Such fee shall be payable for each calendar month as soon
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     as practicable after the end of that month.

     The fees payable to the Adviser by the Fund pursuant to this Section 3 shall be reduced by any commissions, tender solicitation and other fees, brokerage or similar payments received by the Adviser, or any other direct or indirect majority owned subsidiary of Van Kampen Investments Inc., in connection with the purchase and sale of portfolio investments of the Fund, less any direct expenses incurred by such person, in connection with obtaining such commissions, fees, brokerage or similar payments. The Adviser shall use its best efforts to recapture all available tender offer solicitation fees and exchange offer fees in connection with the Fund's portfolio transactions and shall advise the Trustees of any other commissions, fees, brokerage or similar payments which may be possible for the Adviser or any other direct or indirect majority owned subsidiary of Van Kampen Investments Inc. to receive in connection with Fund's portfolio transactions or other arrangements which may benefit the Fund.

     In the event that the ordinary business expenses of the Fund for any fiscal year should exceed the most restrictive expense limitation applicable in the states where the Fund's shares are qualified for sale, the compensation due the Adviser for such fiscal year shall be reduced by the amount of such excess. The Adviser's compensation shall be so reduced by a reduction or a refund thereof, at the time such compensation is payable after the end of each calendar months during such fiscal year of the Fund, and if such amount should exceed such monthly compensation, the Adviser shall pay the Fund an amount sufficient to make up the deficiency, subject to readjustment during the Fund's fiscal year. For purposes of this paragraph, all ordinary business expenses of the Fund shall include the investment advisory fee and other operating expenses paid by the Fund except (i) For interest and taxes; (ii) brokerage commissions; (iii) as a result of litigation in connection with a suit involving a claim for recovery by the Fund; (iv) as a result of litigation involving a defense against a liability asserted against the Fund, provided that, if the Adviser made the decision or took the actions which resulted in such claim, it acted in good faith without negligence or misconduct; (v) any indemnification paid by the Fund to its officers and trustees and the Adviser in accordance with applicable state and federal laws as a result of such litigation; and (vi) amounts paid to Van Kampen Funds Inc., the distributor of the Fund's shares, in connection with a distribution plan adopted by the Fund's Trustees pursuant to Rule 12b-l under the Investment Company Act of 1940 as amended from time to time.

     If the Adviser shall serve for less than the whole of any month, the foregoing compensation shall be prorated.
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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.


VAN KAMPEN HIGH YIELD FUND                      VAN KAMPEN ASSET MANAGEMENT

By: /s/ Ronald E. Robison                       By: /s/ Edward C. Wood, III
    -----------------------                         ----------------------------
    Ronald E. Robison                               Edward C. Wood, III
    Executive Vice President                        Managing Director
    and Principal Executive Officer